UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Financial Statements

This report contains Paysafe Limited’s (“the Company”) Unaudited Condensed Consolidated Financial Statements as of June 30, 2026, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period presented therein.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into our Registration Statement on Form S-8 (File No. 333-256692), Registration Statement on Form S-8 (File No. 333-270582), Registration Statement on Form S-8 (File No. 333-279401), Registration Statement on Form S-8 (File No. 333-295852) and Registration Statement on Form F-3 (File No. 333-263910), and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit	Description

101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ John Crawford
Name:	John Crawford
Title:	Chief Financial Officer

Date: August 13, 2026

TABLE OF CONTENTS

1.	Condensed Consolidated Interim Financial Statements (Unaudited) – June 30, 2026	F-1

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Revenue	$447,444	$428,218	$890,167	$829,218
Cost of services (excluding depreciation and amortization)	203,675	190,180	396,349	364,361
Selling, general and administrative	163,117	143,816	331,981	283,606
Depreciation and amortization	68,426	67,582	138,779	135,851
Impairment expense on goodwill and other assets	71	13	223	1,295
Restructuring and other costs	24,489	5,897	33,330	13,682
Loss / (gain) on disposal of subsidiaries and other assets, net	369	176	1,127	(450)
Operating (loss) / income	(12,703)	20,554	(11,622)	30,873
Other (expense) / income, net	(3,788)	(6,714)	506	(5,891)
Interest expense, net	(35,566)	(34,549)	(69,412)	(68,222)
Loss before taxes	(52,057)	(20,709)	(80,528)	(43,240)
Income tax expense	6,892	29,423	14,873	26,364
Net loss	$(58,949)	$(50,132)	$(95,401)	$(69,604)

Net loss per share – basic	$(1.13)	$(0.85)	$(1.84)	$(1.17)
Net loss per share – diluted	$(1.13)	$(0.85)	$(1.84)	$(1.17)

Net loss	$(58,949)	$(50,132)	$(95,401)	$(69,604)
Other comprehensive loss, net of tax of $0:
Income / (loss) on foreign currency translation	4,407	14,655	(2,911)	18,731
Total comprehensive loss	$(54,542)	$(35,477)	$(98,312)	$(50,873)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$226,162	$250,168
Customer accounts and other restricted cash	983,812	1,095,120
Accounts receivable, net of allowance for credit losses of $14,635 and $9,499, respectively	167,548	138,356
Settlement receivables, net of allowance for credit losses of $4,895 and $4,524, respectively	141,576	150,727
Prepaid expenses and other current assets	107,926	113,733
Derivative financial assets - current	—	597
Contingent consideration receivable – current	1,026	1,498
Total current assets	1,628,050	1,750,199
Deferred tax assets	14,176	14,176
Property, plant and equipment, net	26,009	28,351
Operating lease right-of-use assets	35,792	40,278
Derivative financial assets – non-current	1,304	—
Intangible assets, net	792,561	874,050
Goodwill	2,053,630	2,076,347
Contingent consideration receivable – non-current	2,362	3,312
Other assets – non-current	21,043	16,920
Total assets	$4,574,927	$4,803,633

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$242,944	$209,430
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,114,269	1,181,913
Operating lease liabilities – current	9,090	9,016
Income taxes payable	—	478
Contingent consideration payable – current	2,129	1,517
Liability for share-based compensation – current	8,044	1,328
Total current liabilities	1,386,666	1,413,872
Non-current debt	2,498,749	2,605,038
Operating lease liabilities – non-current	28,649	33,814
Deferred tax liabilities	88,469	92,472
Derivative financial liabilities – non-current	—	858
Liability for share-based compensation – non-current	1,401	1,100
Contingent consideration payable – non-current	770	1,442
Total liabilities	4,004,704	4,148,596
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 65,697,421 shares issued and 52,215,472 outstanding as of June 30, 2026 and 63,676,383 shares issued and 51,676,354 outstanding as of December 31, 2025	788	764
Additional paid in capital	3,248,936	3,222,985
Accumulated deficit	(2,515,707)	(2,420,061)
Treasury shares - at cost; 13,481,949 shares as of June 30, 2026 and 12,000,029 shares as of December 31, 2025	(144,997)	(132,765)
Accumulated other comprehensive loss	(18,797)	(15,886)
Total shareholders' equity	570,223	655,037
Total liabilities and shareholders' equity	$4,574,927	$4,803,633

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
December 31, 2025	$764	$3,222,985	$(2,420,061)	$(132,765)	$(15,886)	$655,037
Net loss	-	-	(36,452)	-	-	(36,452)
Loss on foreign currency translation, net of tax of $0	-	-	-	-	(7,318)	(7,318)
Restricted stock units issued (Note 10)	2	(2)	-	-	-	-
Share-based compensation	-	9,554	-	-	-	9,554
Common shares repurchased (Note 11)	-	-	-	(4,834)	-	(4,834)
Common shares reissued (Note 11)	-	-	(141)	387	-	246
March 31, 2026	$766	$3,232,537	$(2,456,654)	$(137,212)	$(23,204)	$616,233
Net loss	-	-	(58,949)	-	-	(58,949)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	4,407	4,407
Restricted stock units issued (Note 10)	22	(22)	-	-	-	-
Share-based compensation	-	16,421	-	-	-	16,421
Common shares repurchased (Note 11)	-	-	-	(8,194)	-	(8,194)
Common shares reissued (Note 11)	-	-	(104)	409	-	305
June 30, 2026	$788	$3,248,936	$(2,515,707)	$(144,997)	$(18,797)	$570,223

	Common shares	Additional paid in capital	Accumulated deficit	Treasury shares	Accumulated other comprehensive loss	Total Shareholders' equity
December 31, 2024	$750	$3,199,119	$(2,237,534)	$(42,586)	$(40,488)	$879,261
Net loss	-	-	(19,472)	-	-	(19,472)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	4,076	4,076
Restricted stock units issued (Note 10)	1	(1)	-	-	-	-
Share-based compensation	-	7,624	-	-	-	7,624
Common shares repurchased (Note 11)	-	-	-	(9,998)	-	(9,998)
Common shares reissued (Note 11)	-	49	-	345	-	394
March 31, 2025	$751	$3,206,791	$(2,257,006)	$(52,239)	$(36,412)	$861,885
Net loss	-	-	(50,132)	-	-	(50,132)
Gain on foreign currency translation, net of tax of $0	-	-	-	-	14,655	14,655
Restricted stock units issued (Note 10)	11	(11)	-	-	-	—
Share-based compensation	-	140	-	-	-	140
Common shares repurchased (Note 11)	-	-	-	(20,000)	-	(20,000)
Common shares reissued (Note 11)	-	(33)	-	403	-	370
June 30, 2025	$762	$3,206,887	$(2,307,138)	$(71,836)	$(21,757)	$806,918

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Six months ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(95,401)	$(69,604)
Adjustments for non-cash items:
Depreciation and amortization	138,779	136,753
Unrealized foreign exchange gain	(1,796)	(9,146)
Deferred tax (benefit) / expense	(3,305)	8,294
Interest expense, net	6,558	10,160
Share-based compensation	40,208	18,916
Other (income) / expense, net	(1,286)	488
Impairment expense on goodwill and other assets	223	1,295
Allowance for credit losses and other	27,943	17,333
Loss / (gain) on disposal of subsidiary and other assets, net	1,127	(450)
Non-cash lease expense	4,721	4,601
Movements in working capital:
Accounts receivable, net	(53,313)	(13,951)
Prepaid expenses and other current assets	(4,950)	(11,534)
Accounts payable and other liabilities	30,939	(1,073)
Income tax payable / receivable	(1,274)	(17)
Net cash flows provided by operating activities	89,173	92,065
Cash flows in investing activities
Purchase of property, plant & equipment	(1,290)	(7,144)
Purchase of merchant portfolios	(8,324)	(8,514)
Other intangible asset expenditures	(51,692)	(46,980)
Disposal of subsidiary	—	1,948
Cash inflow from merchant reserves	8,925	2,920
Cash outflow from merchant reserves	(8,287)	(7,163)
Receipts under derivative financial instruments	706	2,511
Contingent consideration received	807	—
Other investing activities	—	163
Net cash flows used in investing activities	(59,155)	(62,259)
Cash flows from financing activities
Repurchases of shares withheld for taxes	(5,622)	(9,614)
Proceeds from employee share purchase plan	678	648
Purchase of treasury shares	(13,028)	(29,998)
Settlement funds - merchants and customers, net	(43,905)	(159,254)
Proceeds from loans and borrowings	104,965	61,323
Repayments of loans and borrowings	(176,041)	(30,387)
Proceeds under line of credit	418,000	426,000
Repayments under line of credit	(426,000)	(418,000)
Contingent consideration paid	—	(7,319)
Other financing activities	—	300
Net cash flows used in financing activities	(140,953)	(166,301)
Effect of foreign exchange rate changes	(24,379)	116,531
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(135,314)	$(19,964)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,345,288	1,298,579
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,209,974	$1,278,615

	Six months ended June 30,
	2026	2025
Supplemental cash flow disclosures:
Cash paid for interest	$62,854	$58,062
Cash paid for income taxes, net	$19,452	$18,087

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Six months ended June 30,
	2026	2025
Cash and cash equivalents	$226,162	$266,082
Customer accounts and other restricted cash	983,812	1,012,533
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,209,974	$1,278,615

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(U.S. dollars in thousands, except per share data)

1. Basis of presentation and summary of significant accounting policies

Description of the Business

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited, and its consolidated subsidiaries are referred to collectively as “Paysafe,” “we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

Paysafe Limited was incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of effectuating the merger (the “Transaction”) with Foley Trasimene Acquisition Corp. II (“FTAC”), a special purpose acquisition company that completed its Initial Public Offering (“IPO”) in August 2020, and Pi Jersey 1.5 Limited (“Legacy Paysafe”).

In connection with the Transaction, which was consummated on March 31, 2021, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively. Subsequent to the Transaction, Pi Jersey Topco Limited (“Topco”), funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”) continue to retain ownership in the Company. During the year ended December 31, 2025, the warrants were delisted from trading on the NYSE and the warrants subsequently expired on March 31, 2026.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three and six months ended June 30, 2026 and the comparative financial information for the three and six months ended June 30, 2025 and for the year ended December 31, 2025 include the accounts of the Company, based upon information of Paysafe Limited.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025 on Form 20-F filed on March 3, 2026.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Operating results for the three and six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026 or any other interim period.

On February 28, 2025, the Company finalized a definitive agreement to sell substantially all of the assets related to its direct marketing payment processing business line, previously part of the Merchant Solutions segment (See Note 9). The income associated with this business prior to disposal is included in income from continuing operations as the sale of the business did not qualify as discontinued operations.

Disaggregation of Revenue

The Company provides payment solutions through two primary lines of business: Merchant Solutions and Digital Wallets. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at the segment level (See Note 15).

Contract Balances

We do not have any material contract balances associated with our contracts with customers as of June 30, 2026 and December 31, 2025.

Transaction Price Allocated to Remaining Performance Obligations

The Company applies the optional exemption and does not disclose information about remaining performance obligations for the Company’s primary stand-ready performance obligations and those contracts with an original duration of one year or less. Consideration associated with these contracts primarily consists of variable consideration that will be allocated to future days of service as these days of services are wholly unsatisfied at the Company's reporting date.

Significant accounting policies

Financial Instruments - Credit Losses

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Estimated Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update allows entities to elect a practical expedient when developing reasonable and supportable forecasts as part of estimating expected credit losses that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. This update is effective for annual periods beginning after December 15, 2025, and for interim reporting periods within those annual reporting periods, with early adoption permitted. The Company adopted ASU 2025-05 on January 1, 2026 which did not have a material impact on the Company's consolidated financial statements.

Revenue recognition

Data License Revenue

The Company has introduced a new transactional data licensing offering. The Company accounts for the license of this transactional data as a separate performance obligation, which represents a functional intellectual property license that provides the customer with a right to use the data as it exists at the point in time it is delivered. These agreements may include non-cancellable periods up to five years and payment terms that may extend beyond one year.

Revenue is recognized when the data is delivered to the customer, which is the point in time when control of the data transfers to the customer. The standalone selling price is determined based on observable prices when available, or otherwise estimated using an adjusted market assessment approach, considering the nature of the data, volume, and market conditions. To the extent that the payment terms are greater than one year and a significant financing component exists, we allocate a portion of the consideration to "Other (expense) / income, net" over the payment term.

Data license revenue of $12,500 and $19,467 was recognized for the three and six months ended June 30, 2026 as is reflected within the Merchant Solutions segment. There was no data license revenue recognized during the three and six months ended June 30, 2025.

There have been no material changes in our significant accounting policies during the six months ended June 30, 2026, except as noted above. A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2025 on Form 20-F filed on March 3, 2026.

Accounting Pronouncements not yet Adopted

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which is intended to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. This update requires public business entities to expand disclosures about specific expense categories in the notes to the financial statements, including inventory, employee compensation, depreciation, and intangible asset amortization, among others. This update is effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

Intangibles - Goodwill and Other - Internal Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update removes all references to software development project stages and requires entities to start capitalizing software costs when both of the following occur: (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. This update is effective for annual periods beginning after December 15, 2027, and for interim periods within those annual periods, with early adoption permitted. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

2. Net loss per share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to the Company.

The Company uses the treasury stock method of calculating diluted net loss per share. For the three and six months ended June 30, 2026 we excluded all potentially dilutive restricted stock units and stock options in calculating diluted net loss per share as the effect was antidilutive. For the three and six months ended June 30, 2025 we excluded all potentially dilutive restricted stock units, stock options and warrants in calculating diluted net loss per share as the effect was antidilutive (See Note 10 and 14).

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Numerator
Net loss - basic	$(58,949)	$(50,132)	$(95,401)	$(69,604)
Net loss - diluted	$(58,949)	$(50,132)	$(95,401)	$(69,604)

Denominator
Weighted average shares – basic	52,305,291	59,294,514	51,748,840	59,562,894
Weighted average shares – diluted	52,305,291	59,294,514	51,748,840	59,562,894

Net loss per share
Basic	$(1.13)	$(0.85)	$(1.84)	$(1.17)
Diluted	$(1.13)	$(0.85)	$(1.84)	$(1.17)

3. Taxation

For the period ended June 30, 2026, we accounted for income taxes by applying an estimated annual effective tax rate to year to date pre-tax book loss, with the effects of any discrete income tax items recognized in the period in which it occurred. For the period ended June 30, 2025, we utilized the discrete effective tax method as allowed under ASC 740, Income Taxes, to calculate the interim tax provision. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. In the prior period, the use of the discrete method was more appropriate than the annual effective tax rate method as small changes in estimated pre-tax book income or loss would result in significant changes in the estimated annual effective tax rate.

Our effective tax rate for the three months ended June 30, 2026 and 2025 was (13.2%) and (142.1%), respectively and for the six months ended June 30, 2026 and 2025 was (18.5%) and (61.0%), respectively. The difference between our effective tax rate and the U.K. statutory rate of 25% for both the three and six months ended June 30, 2026 and 2025 was primarily the result of changes to our valuation allowance related to our recoverability of deferred tax assets on tax losses and restricted interest carryforwards.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred assets will be realized. The ultimate realization of the deferred tax asset is dependent upon generation of future taxable income during the period in which those temporary differences become deductible. Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all the positive and negative evidence available, including cumulative losses in recent years and projected future taxable income to determine whether all or some portion of the deferred tax assets will not be realized. The Company continues to recognize a valuation on deferred tax assets on tax losses and restricted interest carryforwards in the U.K. and U.S. During the six months ended June 30, 2026, the Company recorded an additional valuation allowance of $11,288 in the U.S. and $17,827 in the U.K.

4. Goodwill

Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions(1)	Digital Wallets (2)	Total
Balance as of December 31, 2025	$635,044	$1,441,303	$2,076,347
Foreign exchange	—	(22,717)	(22,717)
Balance as of June 30, 2026	$635,044	$1,418,586	$2,053,630

(1)
Accumulated impairment loss was $1,159,145 as of June 30, 2026 and December 31, 2025 within the Merchant Solutions segment.
(2)
Accumulated impairment loss was $723,042 as of June 30, 2026 and December 31, 2025 within the Digital Wallets segment.

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. The Company’s most recent annual impairment assessment of its reporting units as of December 31, 2025, determined that its goodwill was not impaired. For the six months ended June 30, 2026, no events and circumstances were identified that would indicate the carrying amount of either reporting unit exceeded its fair value. However, it is reasonably possible that a decline in the fair value of debt or market capitalization could materially impact the estimates in the goodwill impairment assessment. In addition, deterioration in financial performance of either reporting unit, or significant changes in key assumptions used in the annual impairment assessment, such as the discount rate, could result in an impairment charge in the future.

5. Intangible assets

The Company’s intangible assets consisted of the following:

	June 30, 2026	December 31, 2025
Brands	$172,754	$175,649
Software development costs	1,118,611	1,083,801
Customer relationships	1,595,439	1,599,386
Computer software	43,784	46,241
Gross carrying value	$2,930,588	$2,905,077

Brands	145,425	139,345
Software development costs	870,714	823,006
Customer relationships	1,077,992	1,026,285
Computer software	43,896	42,391
Accumulated amortization	$2,138,027	$2,031,027
Intangible assets, net	$792,561	$874,050

Amortization expense on intangible assets was $65,666 and $65,796 for the three months ended June 30, 2026 and 2025, respectively, and was $133,297 and $132,052 for the six months ended June 30, 2026 and 2025, respectively. The increase in gross intangible assets during the six months ended June 30, 2026, relates mainly to capitalized development costs and purchases of merchant portfolios.

The Company performs an impairment analysis on intangible assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. For the three months ended June 30, 2026 and 2025, impairment expenses of $71 and $13, respectively, were recognized and for the six months ended June 30, 2026 and 2025 impairment expenses of $223 and $657, respectively, were recognized. The impairment in all periods related to software development costs which had no future economic benefit.

6. Allowance for credit losses

The Company has exposure to credit losses for financial assets, including settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the six months ended June 30, 2026:

	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance as of December 31, 2025	$9,499	$4,524	$14,445	$28,468
Credit loss expense	22,062	2,614	730	25,406
Recoveries	903	1,878	-	2,781
Write-Offs	(17,764)	(3,738)	(145)	(21,647)
Other (1)	(65)	(383)	(47)	(495)
Balance as of June 30, 2026	$14,635	$4,895	$14,983	$34,513

(1)
Other mainly relates to the impact of foreign exchange.
(2)
Recoveries / (losses) from freestanding credit enhancements related to Settlement receivables, net, were $84 and ($185) for the three months ended June 30, 2026 and 2025, respectively, and $244 and $218 for the six months ended June 30, 2026 and 2025, respectively. Recoveries from freestanding credit enhancements related to Settlement receivables, net are recorded separately from expected credit losses in "Selling, general and administrative" in the unaudited condensed consolidated statement of comprehensive loss.

Credit loss expense for the three months ended June 30, 2026 and 2025 was $9,249 and $7,675, respectively, and for the six months ended June 30, 2026 and 2025 was $25,406 and $14,090, respectively. The increase in credit loss expense for the three and six months ended June 30, 2026 was primarily attributable to higher chargeback related losses within Merchant Solutions, as well as an increase in expected credit loss provisions driven by an increase in the loss‑given‑default assumption. Write-offs for the three months ended June 30, 2026 and 2025 were $10,002 and $9,007, respectively, and for the six months ended June 30, 2026 and 2025 were $21,647 and $22,405, respectively. Write offs for the three months ended June 30, 2026 increased compared to the prior period due to higher write offs in the Merchant Solutions segment attributable to chargeback related losses. Write offs for the six months ended June 30, 2026 decreased compared to the prior period driven by higher write offs in the prior year associated with the direct marketing payment processing business line that was disposed of during the six months ended June 30, 2025, offset partially by increased write offs in the Merchant Solutions segment attributable to chargeback related losses.

7. Debt

The Company's current facilities include the following:

(i) $305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);

(ii) $1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility);

(iii) €710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility); and

(iv) $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the quarter. As of June 30, 2026 and December 31, 2025, $158,817 and $226,184, respectively, was drawn down on the Revolving Credit Facility.

Line of Credit

The Company has a Line of Credit of $75,000 which is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. As of June 30, 2026 and December 31, 2025, the Company had outstanding balances of $66,000 and $74,000, respectively.

The key terms of these facilities are as follows:

Facility	Currency	Interest Rate (1)	Effective Interest Rate (2)	Facility Maturity Date	Principal Outstanding as of June 30, 2026 (Local Currency)	Principal Outstanding at June 30, 2026 (USD)
Term Loan Facility (USD) (3)	USD	USD SOFR (6) + 0.11%(4) + 2.75% (0.5% floor)	8.2%	Jun-28	$813,589	$813,589
Term Loan Facility (EUR) (5)	EUR	EURIBOR + 3.00% (0% floor)	6.1%	Jun-28	586,281	669,652
Secured Loan Notes (EUR)	EUR	3.00%	3.2%	Jun-29	421,362	481,281
Secured Loan Notes (USD)	USD	4.00%	4.2%	Jun-29	337,206	337,206
Revolving Credit Facility (USD)	USD	BASE + 0.10%(4) + 2.25% (0% floor)	6.0%	Dec-27	88,000	88,000
Revolving Credit Facility (EUR)	EUR	BASE + 2.25% (0% floor)	4.4%	Dec-27	62,000	70,817
Line of Credit	USD	Term SOFR (6) + 2.70%	6.4%	Jul-27	66,000	66,000
Total Principal Outstanding						$2,526,545

(1)
For facilities which utilize the EURIBOR and SOFR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rate is as of June 30, 2026.
(3)
Represents Term Loan Facility (USD) and USD Incremental Term Loan as defined under the current facilities.
(4)
Represents a credit spread adjustment to reflect the historical difference between LIBOR and SOFR.
(5)
Represent Term Loan Facility (EUR) and EUR Incremental Term Loan as defined under the current facilities.
(6)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward-looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

	June 30, 2026	December 31, 2025
Principal Outstanding	$2,526,545	$2,639,448
Unamortized debt issuance cost	(17,606)	(24,220)
Total	2,508,939	2,615,228
Short-term debt	10,190	10,190
Non-current debt	$2,498,749	$2,605,038

For the three months ended June 30, 2026 and 2025, interest expense, including amortization of deferred debt issuance cost, was $35,566 and $34,549, respectively. For the six months ended June 30, 2026 and 2025, interest expense, including amortization of deferred debt issuance cost, was $69,412 and $68,222, respectively.

Maturity requirements on debt as of June 30, 2026 by year are as follows:

Remainder 2026	$5,095
2027	235,006
2028	1,467,957
2029	818,487
Total	$2,526,545

During both the three months ended June 30, 2026 and 2025, the Company made principal payments of $2,548 under its Term Loan Facility and during the three months ended June 30, 2025, made voluntary prepayments of $5,000. During both the six months ended June 30, 2026 and 2025, the Company made principal payments of $5,095 under its Term Loan Facility and during the six months ended June 30, 2025, made voluntary prepayments of $25,292.

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the debt agreement. The financial covenants under the facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months ("LTM") EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period.

In addition, the Company’s Line of Credit requires us to maintain certain financial covenants for Paysafe Payment Processing Services LLC (“PPPS”), including a Fixed Charge Coverage Ratio of not less than 1.10 to 1.00 (or 1.25 to 1.00 on an adjusted basis), a leverage ratio not to exceed 2:00 to 1:00 and minimum liquidity of $3,000. “Fixed Charge Coverage Ratio” as defined in the agreement and in relation to PPPS means (a) EBITDA less (i) non-financed capital expenditures, (ii) tax payments, and (iii) certain restricted payments, divided by (b) the sum of (i) scheduled principal payments on funded debt, (ii) principal payments in respect of certain intercompany indebtedness , and (iii) interest expense.

The Company was in compliance with its covenants as of the date of issuance of these unaudited condensed consolidated financial statements.

Letters of Credit

As of June 30, 2026 and December 31, 2025, the Company had issued approximately $149,114 and $153,328, letters of credit, respectively, for use in the ordinary course of business. As of June 30, 2026 and December 31, 2025, the Company held $20,000 as collateral in connection with a letter of credit issued to Paysafe. Under the terms of the arrangement, the release and use of these funds are subject to the consent of the issuing bank; accordingly, the balance is classified as restricted cash within "Customer accounts and other received cash, net."

Debt Refinancing Transaction

On August 12, 2026, the Company refinanced portions of its existing Term Loan Facility (USD) and Term Loan Facility (EUR) (the "Existing Term Loan Facilities"), with settlement of funds due on August 17, 2026 (the "Refinancing Transaction"). The Refinancing Transaction includes a new $650,871 Term Loan Facility ("New USD TLB") and a new €478,421 Term Loan facility ("New EUR TLB"), each maturing in June 2030, subject to a springing maturity provision that will cause the New USD TLB and New EUR TLB to become payable 91 days prior to the maturity of the Secured Notes (or any refinancing thereof) to the extent that $250,000 or more in aggregate principal amount of such notes remain outstanding on such date. The proceeds of the New USD TLB and New EUR TLB are being used to refinance an equivalent amount of the Company's Existing Term Loan Facilities. Following the Refinancing Transaction, $162,718 and €107,860 of the Existing Term Loan Facilities, respectively, will remain outstanding under their original terms.

In addition, on August 12, 2026, the Company refinanced its existing Revolving Credit Facility with a new senior secured $372,500 revolving credit facility maturing in August 2031 (the "New Revolver"), subject to a springing maturity provision that will cause the New Revolver to become payable 91 days prior to the maturity of (i) the Secured Notes (or any refinancing thereof), (ii) the New USD TLB, or (iii) the New EUR TLB if $250,000 or more in aggregate principal amount remain outstanding under such debt instruments on such date.

The New USD TLB and New EUR TLB facilities bear interest at SOFR plus 5.00% and EURIBOR plus 5.00%, respectively, and the New Revolver bears interest at SOFR or EURIBOR plus 2.50%, depending on the currency of borrowing. The New USD TLB and New EUR TLB require annual principal payments of 5% of the original balance (compared to 1% per annum for the existing Term Loan Facility (USD)). There are no changes to the Company’s financial covenant ratios following the Refinancing Transaction.

Entities affiliated with Blackstone and CVC, which are considered related parties, provided advisory services to the Company in connection with the Refinancing Transaction. In accordance with their engagement arrangements, such entities will receive advisory fees in connection with the Refinancing Transaction.

8. Derivative Instruments

The Company’s derivative instruments consist of interest rate swap agreements ("interest rate contracts"). The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. The interest rate contracts are measured at fair value using a discounted cash flow methodology and not designated as a hedge for accounting purposes; as such, any fair value changes are recorded in “Other income, net” in the unaudited condensed consolidated statement of comprehensive loss in the respective period of the change.

The following table summarized the notional amount at inception and fair value of these instruments recognized as "Derivative financial assets and liabilities" in the unaudited condensed consolidated statements of financial position:

Derivative financial instrument	Fixed rate	Notional amount	Index	Effective date	Maturity Date	Fair value of asset as at June 30, 2026	Fair value of liability as at December 31, 2025
Interest rate swap	3.3%	$98,019	USD-1 month SOFR	March 31, 2026	December 31, 2027	$595	$(102)
Interest rate swap	3.6%	$104,000	USD-1 month SOFR	March 31, 2026	March 31, 2028	$709	$(756)

During the three months ended June 30, 2026 and 2025 the Company recognized a gain / (loss) of $1,044 and ($806), respectively, of which $942 and ($2,005), respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by monthly cash receipts on the interest rate contracts for the three months ended June 30, 2026 and 2025 of $102 and $1,199, respectively.

During the six months ended June 30, 2026 and 2025 the Company recognized a gain / (loss) of $2,271 and ($1,657), respectively, of which $1,565 and ($4,168), respectively, is associated with remeasuring the derivative instrument to fair value at the end of the reporting period. The fair value remeasurement is netted by monthly cash receipts on the interest rate contracts for the six months ended June 30, 2026 and 2025 of $706 and $2,511, respectively.

As of December 31, 2025, the Company's former interest rate swap had an asset balance of $597. This interest rate swap matured as of March 31, 2026 and the final fair value movements were recognized in the unaudited condensed consolidated statement of comprehensive loss.

For further information regarding the fair value of the derivative instruments see discussion in Note 12 and 14.

9. Gain on disposal of subsidiaries and other assets, net

On February 28, 2025, the Company disposed of substantially all of the assets in its direct marketing payment processing business line (Paysafe Direct, LLC) to KORT Payments for total consideration consisting of $1,948 cash and up to $50,000 of contingent consideration (the "Disposal"). The contingent consideration is dependent upon the achievement of certain financial performance metrics of the direct marketing payment processing business line. The consideration for financial performance conditions is payable in five earnout payments, each due at the end of the first quarter of the years ended December 31, 2026 to December 31, 2030.

As a result of the Disposal, the Company recognized a gain of $739 during the six months ended June 30, 2025, recorded in "(Gain) / loss on disposal of subsidiaries and other assets, net". The following table summarizes the total consideration received and assets disposed in the prior period:

Cash consideration	$1,948
Contingent consideration (1)	4,138
Total consideration	$6,086
Less: Assets disposed (2)	5,347
Gain on disposal of subsidiary	$739
(1)
The contingent consideration receivable was recognized at fair value on the disposal date using a discounted cash flow methodology (a Level 3 measurement) and is revalued each reporting period. As of June 30, 2026 and December 31, 2025, the contingent consideration receivable was $3,388 and $4,810, respectively. For the three and six months ended June 30, 2026, payments of $807 were received and a fair value gain / (loss) on the contingent consideration receivable of $190 and ($615), respectively, was recognized in "Other (expense) / income, net" (See Note 14).
(2)
Assets disposed include software development costs, property, plant and equipment and goodwill.

In connection with the Disposal, the Company also entered into a Transition Services Agreement (“TSA”) to provide KORT Payments with certain transitional services, including administrative, information technology, risk and compliance, procurement, and other corporate services for a period up to 18 months. The transition service fees earned related to the TSA are not significant.

Following the disposal of the direct marketing payment processing business line, the leased office space in California is no longer being used by the Company and is subleased. A recoverability test was performed on the remaining asset within the asset group and it was determined that the asset was not recoverable. This resulted in an impairment of the right of use asset associated with the office lease, which was determined using a discounted cash flow methodology (a Level 2 measurement). An amount of $638 has been included as part of "Impairment expense on goodwill and other assets" for the six months ended June 30, 2025.

10. Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan ("2018 Plan") for which a majority of the shares vested upon completion of the Transaction (See Note 1) and the 2021 Omnibus Incentive Plan ("2021 Plan"). The 2021 Plan serves as the successor to the 2018 Plan. The 2021 Plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. No additional awards are expected to be granted in the future under the 2018 Plan. Share-based compensation expense was $22,155 and $10,775 during the three months ended June 30, 2026 and 2025, respectively and was $40,208 and $18,916 during the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, unrecognized share-based compensation expense was $86,483.

2021 Plan

During the six months ended June 30, 2026, the Company increased the number of shares available for issuance under the 2021 Plan by 3,875,726, and as of June 30, 2026, there were 19,085,438 shares authorized for award under the 2021 plan. Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one to three years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount.

During the six months ended June 30, 2026, the Company granted RSUs to all eligible employees. These awards vested 50% on April 1, 2026, and the remainder vests within twelve months subject to the employee's continued employment. The share-based compensation expense associated with these awards for the three and six months ended June 30, 2026 was $2,507 and $12,186, respectively. Certain of these awards were liability-classified share-based payment awards under ASC 718 as the value of the award was fixed and settled in a variable number of shares. Those awards were settled as of June 30, 2026 which resulted in conversion of the full liability to additional paid in capital in the unaudited consolidated statements of shareholders' equity. This conversion of $7,329 represents a non-cash investing and financing activity within the consolidated statements of cash flow.

The following table summarizes restricted stock unit activity during the six months ended June 30, 2026.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2025	4,371,152	$16.18
Granted (1)	12,719,026	$6.99
Vested (2)	(3,115,726)	$11.88
Forfeited	(196,143)	$10.23
Performance adjustments (3)	(572,597)	$-
Nonvested as of June 30, 2026	13,205,712	$8.42

(1)
Represents RSUs and PRSUs granted based on performance target achievement of 100%.
(2)
Represents the total number of shares vested during the period. Common shares issued, as presented within the unaudited condensed consolidated statement of shareholders' equity, are net of shares withheld for taxes. The total grant date fair value of units vested was $37,156.
(3)
Represents the adjustment to the number of PRSUs based on actual performance compared to target.

Stock options

There were no stock options granted during the six months ended June 30, 2026 and 2025. There are 166,666 stock options outstanding as of June 30, 2026, all of which are exercisable. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and are fully vested.

Other share-based payment awards

During the six months ended June 30, 2026, the Company adopted a short-term incentive program pursuant to which fully-vested shares of the Company’s common stock would be issued at or around the time of determining the Company’s performance under such program in early 2027, if the Company achieves certain performance targets. The potential issuance of these shares of common stock are accounted for as share-based payment awards. Share-based compensation expense associated with these awards for both the three and six months ended June 30, 2026 was $7,017. These awards are liability-classified share-based payment awards under ASC 718 as the value of the award is fixed and will be settled in a variable number of shares and are classified as a current liability within the unaudited condensed consolidated statement of financial position based on the expected timing of the vesting of shares.

Share-based compensation liability (2018 Plan)

Certain employee equity-based awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco's shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and is subsequently remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

As of June 30, 2026 and December 31, 2025, this share-based compensation liability was $2,428, which is classified as a current or non-current liability within the unaudited condensed consolidated statements of financial position based on the expected timing of the redemption of shares.

Employee Share Purchase Plan

Employees are eligible to contribute to the Company’s Employee Share Purchase Plan (the “Purchase Plan”). The Purchase Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Under the Purchase Plan, eligible employees may designate from one percent to fifteen percent of their compensation to be withheld for the purchase of PSFE shares at the market price of the shares at the end of each one-month offering period. The Company grants restricted stock units equal to 25% of the PSFE shares that are purchased by participating employees on each purchase date (“Match RSU Award”).

The Match RSU Award cliff vests six months from the last day of the offering period, subject to the employee’s continued employment at the vesting date. The fair value of the Match RSU Award is recognized on a straight-line basis over the vesting period. The maximum number of shares of common stock authorized under the Purchase Plan for participant contributions and Match RSU Awards is 2,083,333.

For the three and six months ended June 30, 2026, 37,714 and 73,040 treasury shares, respectively, were reissued to employees in connection with this Purchase Plan. For the three and six months ended June 30, 2025, 25,444 and 46,785 treasury shares, respectively, were reissued to employees in connection with this Purchase Plan.

Preference Shares

We have authorized 233,333,333 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

11. Share Repurchase Program

In November 2023, the Board approved a share repurchase program (the “Share Repurchase Program”), authorizing the Company to repurchase up to $50,000 of common shares outstanding. During the year ended December 31, 2025, the Board authorized the Company to repurchase an additional $140,000 of common shares under the Share Repurchase Program. Under the Share Repurchase Program, management is authorized to purchase common shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

During the three months ended June 30, 2026 and 2025, the Company repurchased 966,860 and 1,491,795 of its common shares for consideration of $8,194 and $20,000, respectively, at an average price of $8.47 and $13.41 per share. During the six months ended June 30, 2026 and 2025, the Company repurchased 1,554,960 and 2,104,405, respectively, of its common shares for consideration of $13,028 and $29,998, respectively, at an average price of $8.38 and $14.25 per share. These repurchases are recorded at cost as treasury shares within the unaudited consolidated statements of financial position and unaudited consolidated statements of shareholders' equity.

As of June 30, 2026, a total of $42,358 remained available for future repurchases of our common shares under our Share Repurchase Program.

12. Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•
Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•
Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and
•
Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value on a recurring basis as of June 30, 2026 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	-	-	3,388
Derivative financial assets	-	1,304	-
	$-	$1,304	$3,388
Financial liabilities measured at fair value:
Liability for share-based compensation (1)	-	-	2,428
	$-	$-	$2,428

The fair value hierarchy of financial instruments measured at fair value on a recurring basis as of December 31, 2025 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	-	-	4,810
Derivative financial asset	-	597	-
	$-	$597	$4,810
Financial liabilities measured at fair value:
Derivative financial liabilities	-	858	-
Liability for share-based compensation (1)	-	-	2,428
	$-	$858	$2,428

(1)
As of June 30, 2026 and December 31, 2025, the liability for share-based compensation relates to awards modified in connection with the Transaction (Note 10).

There were no transfers between levels during the six months ended June 30, 2026 and 2025. A description of the movements in level 3 financial instruments in the period are described in Note 9 and 10. The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments are set out in the table below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration receivable	Discounted cashflow	Discount rate of 15%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other assets, accounts payable and accrued expenses, liabilities to customers and merchants approximates fair value given the short-term nature of these items. As of June 30, 2026, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

13. Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $47,728 and $30,202 as of June 30, 2026 and December 31, 2025, respectively, related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s unaudited condensed consolidated statements of financial position.

On February 16, 2023, Farzad v. Trasimene Capital FT et. al. was filed in the Chancery Court of Delaware and on June 4, 2025, the complaint was amended to include additional defendants, including Paysafe Limited and our former Chief Executive Officer. This Amended Complaint was brought on behalf of former holders of FTAC common stock and asserts breaches of fiduciary duties of certain FTAC Board of Directors and / or Officers in connection with the SPAC Merger and claims of aiding and abetting a breach of fiduciary duty and unjust enrichment against Paysafe Ltd. and our former CEO. Plaintiffs alleged that those shareholders’ Redemption Rights were impaired due to FTAC Defendants' alleged misstatements and omissions about Paysafe's business metrics and financial prospects in connection with the Merger which caused damage to the shareholders. The allegations further state that Paysafe aided the FTAC Defendants in making such misstatements. The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of all persons who held shares of FTAC II prior to the redemption deadline. The Company filed a motion to dismiss the Amended Complaint on July 7, 2025. On October 23, 2025 the Chancery Court of Delaware granted the Company’s Motion to Dismiss the Amended Complaint.

The Company indemnifies the remaining defendants in this litigation based upon various contractual obligations and subject to applicable law. On June 10, 2026, the plaintiffs and remaining defendants disclosed to the court that they had reached a settlement in principle. The parties expect to execute and file a settlement agreement with the Chancery Court of Delaware during the third quarter of 2026. Upon execution, this settlement agreement will require approval by the Chancery Court of Delaware through a settlement approval hearing. There is no guarantee that the terms of the executed settlement will be approved by the Court.

The Company vigorously defends its position on all open cases. Except as otherwise noted for the proceedings described in this Note 13, management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related liabilities, including chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an accrual for current expected credit losses on financial guarantees as of June 30, 2026 and December 31, 2024 (See Note 6).

As of June 30, 2026 and December 31, 2025, $24,065 and $24,703, respectively, of cash held in reserve at a partner bank for certain merchant chargebacks, fees and other liabilities is presented within "Prepaid expenses and other current assets" in the unaudited condensed consolidated statements of financial position. Of the total reserve balance as at June 30, 2026, $5,690 is restricted in use until it is replaced with a letter of credit or the related merchant agreement is terminated. The remaining balance is not eligible for replacement with a letter of credit and remains restricted until the related merchant agreement is terminated. The cash flows associated with these reserve balances are presented on a gross basis within investing activities within the unaudited condensed consolidated statements of cash flows.

14. Other (expense) / income, net

A summary of the amounts recorded in "Other (expense) / income, net" is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Foreign exchange loss	$(4,631)	$(5,417)	$(780)	$(5,403)
Fair value gain / (loss) on contingent consideration	249	(184)	(556)	(184)
Gain / (loss) on derivative instruments (1)	1,044	(806)	2,271	(1,657)
Fair value (loss) / gain on warrant liability (2)	—	(54)	—	512
Other (3)	(450)	(253)	(429)	841
Other (expense) / income, net	$(3,788)	$(6,714)	$506	$(5,891)

(1)
In the six months ended June 30, 2025 the Company entered into additional derivative financial instrument arrangements to mitigate interest risk on its variable-rate debt (See Note 8).
(2)
The Warrants represent the right to purchase one share of the Company's common shares at a price of $138.00 per share. The Warrants became exercisable on August 21, 2021 and expired in March 2026 on the fifth anniversary of the Transaction. The Company accounted for the warrants as derivative liabilities. The Warrants were initially recorded at fair value based on the public Warrants listed trading price and subsequently remeasured at the balance sheet date with the changes in fair value recognized in the unaudited condensed consolidated statements of comprehensive loss. As of December 31, 2025 the fair value of the warrant liability was immaterial.
(3)
For the three and six months ended June 30, 2026 and 2025 this mainly relates to banking fees and interest income earned on cash and cash equivalents. The prior period also includes income received from a relocation grant.

15. Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”). Our operating segments, which align with our reportable segments, are: Merchant Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; and Digital Wallets, which provides wallet based online payment solutions and also enables consumers to use cash to facilitate online purchases through prepaid vouchers. These two operating segments are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. The Company earns revenue from the sale of Merchant Solutions and Digital Wallets services. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

The CODM evaluates performance and allocates resources based on Segment Adjusted EBITDA of each operating segment. The CODM believes Segment Adjusted EBITDA to be a useful profitability measure to assess the performance of our business and to improve the comparability of operating results across reporting periods. The CODM uses the segment measure to analyze the actual performance of each segment against annual budgets, comparable prior reporting periods and against internal forecasts on a quarterly basis and when making decisions about the allocation of capital and other internal resources to the segments.

Segment Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. The significant segment expenses included within each segment’s Adjusted EBITDA are included in the following tables.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Segment Adjusted EBITDA for the three months ended June 30, 2026:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$240,618	$203,230	$443,848
Interest Revenue	349	3,247	3,596
Intersegment revenue (1)	5,103	122	5,225
	$246,070	$206,599	$452,669
Elimination of intersegment revenue (1)			$(5,225)
Total consolidated revenues			$447,444
Less:
Cost of services (excluding depreciation and amortization) (1)	$142,327	$66,573
Selling, general and administrative (2)	$53,106	$65,154
Segment Adjusted EBITDA	$50,637	$74,872	$125,509

The information below summarizes revenue and Segment Adjusted EBITDA for the three months ended June 30, 2025:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$226,666	$196,553	$423,219
Interest revenue	397	4,602	4,999
Intersegment revenue (1)	5,182	—	5,182
	$232,245	$201,155	$433,400
Elimination of intersegment revenue (1)			$(5,182)
Total consolidated revenues			$428,218
Less:
Cost of services (excluding depreciation and amortization) (1)	$136,368	$58,994
Selling, general and administrative (2)	$56,202	$59,497
Segment Adjusted EBITDA	$39,675	$82,664	$122,339

The information below summarizes revenue and Segment Adjusted EBITDA for the six months ended June 30, 2026:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$466,916	$415,939	$882,855
Interest revenue	690	6,622	7,312
Intersegment revenue (1)	9,757	122	9,879
	$477,363	$422,683	$900,046
Elimination of intersegment revenue (1)			$(9,879)
Total consolidated revenues			$890,167
Less:
Cost of services (excluding depreciation and amortization) (1)	$274,998	$131,230
Selling, general and administrative (2)	$123,619	$121,641
Segment Adjusted EBITDA	$78,746	$169,812	$248,558

The information below summarizes revenue and Segment Adjusted EBITDA for the six months ended June 30, 2025:

	Merchant Solutions	Digital Wallets	Total
Total external revenue	$439,640	$379,060	$818,700
Interest revenue	856	9,662	10,518
Intersegment revenue (1)	9,535	—	9,535
	$450,031	$388,722	$838,753
Elimination of intersegment revenue (1)			$(9,535)
Total consolidated revenues			$829,218
Less:
Cost of services (excluding depreciation and amortization) (1)	$261,431	$112,465
Selling, general and administrative (2)	$119,479	$111,049
Segment Adjusted EBITDA	$69,121	$165,208	$234,329

A reconciliation of total segments Adjusted EBITDA to the Company’s income before taxes is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Segments Adjusted EBITDA	$125,509	$122,339	$248,558	$234,329
Unallocated corporate costs (3)	(22,702)	(17,342)	(46,513)	(34,162)
Depreciation and amortization	(68,426)	(67,582)	(138,779)	(135,851)
Share-based compensation	(22,155)	(10,775)	(40,208)	(18,916)
Restructuring and other costs	(24,489)	(5,897)	(33,330)	(13,682)
Impairment expense on goodwill and other assets	(71)	(13)	(223)	(1,295)
Other (expense) / income, net	(3,788)	(6,714)	506	(5,891)
(Loss) / gain on disposal of subsidiaries and other assets, net	(369)	(176)	(1,127)	450
Interest expense, net	(35,566)	(34,549)	(69,412)	(68,222)
Loss before taxes	$(52,057)	$(20,709)	$(80,528)	$(43,240)

(1)
Intersegment revenue and related eliminations are primarily for credit card transactions and deposits between segments
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Adjusted EBITDA.
(3)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company. These costs are presented within "Selling, general and administrative" expense in the unaudited condensed consolidated statements of comprehensive loss.

16. Restructuring activities

A summary and description of the amounts included within "Restructuring and other costs" for each of the periods presented is included below. We do not include Restructuring and other costs within Segment Adjusted EBITDA (as defined in Note 15).

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Transaction related costs (1)	$—	$104	$27	$463
Restructuring (2)	4,262	1,080	7,075	4,590
Other (3)	20,227	4,713	26,228	8,629
Restructuring and other costs	$24,489	$5,897	$33,330	$13,682

(1)
For the six months ended June 30, 2026, transaction costs relate to acquisition related costs while the prior year expenses are associated with the disposal of the direct marketing payment processing business line mainly related to legal fees.
(2)
Restructuring mainly relates to costs incurred on transformation projects which began in the quarter ended March 31, 2025 to improve finance and risk processes and to improve merchant platforms. In addition, restructuring includes severance expense related to relocation initiatives. These activities are expected to be substantially complete by 2027.
(3)
Other costs mainly relate to the securities litigation against the Company and indemnities provided by the Company in the related class action lawsuit (See Note 13).

2025 Workforce Reduction

In the first quarter of 2025, the Company initiated, and substantially completed, a workforce reduction in connection with cost reduction initiatives and to improve organizational efficiency. In connection with this initiative, during the three months ended March 31, 2025, the Company incurred severance expense associated with one-time termination benefits and ongoing post employment benefit arrangements of $5,570 which was recorded in "Selling, general and administrative" within the unaudited consolidated condensed statement of comprehensive loss. The associated severance expense recorded in the Digital Wallets and Merchant Solutions segments was $2,185 and $2,239, respectively, and the remainder of $1,146 includes unallocated corporate cost. All severance payments related to this initiative were made in the prior year.

17. Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The Company has historically disclosed transactions with an entity that was considered a related party under ASC 850, Related Party Disclosures. In the current fiscal year, this entity no longer meets the definition of a related party under ASC 850, as this entity is no longer affiliated with our directors and beneficial owners. Accordingly, transactions with this entity are no longer disclosed as related‑party transactions.

18. Subsequent events

On August 12, 2026, the Company refinanced a portion of its Existing Term Loan Facilities and its Revolving Credit Facility. Refer to Note 7, Debt, for further details.

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K, with our audited consolidated financial statements and the notes thereto included in our report filed on Form 20-F on March 3, 2026 (the “2025 Annual Report”), and with the information under the heading “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refers to Paysafe Limited. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified below and those identified in the section entitled “Item 3.D. Risk Factors” of our 2025 Annual Report.

•
Our ability to effectively compete in large entertainment verticals;
•
our ability to successfully acquire and integrate new operations;
•
complex and changing regulatory requirements;
•
our ability to maintain and develop relationships with banks, payment card networks and financial institutions;
•
our ability to prevent and manage cybersecurity attacks;
•
market and global conditions and economic factors beyond our control, including foreign currency risks, inflation and rising interest rates;
•
significant competition and competitive pressures from other companies worldwide in the industries in which we operate;
•
our ability to raise financing in the future;
•
our substantial level of indebtedness and
•
litigation and the ability to adequately protect our intellectual property rights.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $44 billion and $42 billion in volume processed during the three months ended June 30, 2026 and 2025, and $88 billion and $82 billion processed during the six months ended June 30, 2026 and 2025. Paysafe generated $447,444 and $428,218, in revenue for the three months ended June 30, 2026 and 2025, respectively, and $890,167 and $829,218, for the six months ended June 30, 2026 and 2025, respectively. Our integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower millions of active users in more than 120 countries to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide Digital Wallets solutions for industry verticals in the experience economy, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions for small and mid-sized businesses ("SMBs") and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force who builds and develops relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as independent software vendors ("ISVs") and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital and point of sale commerce solutions to different end markets: our Merchant Solutions Segment and our Digital Wallets Segment.

Merchant Solutions: Merchant Solutions is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of Payment Card Industry ("PCI") -compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallets: Our Digital Wallets is marketed under multiple brand names including the Neteller, Skrill, PaysafeCard, PaysafeCash, SafetyPay, PagoEfectivo, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and Neteller remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The PaysafeCard and PaysafeCash brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. SafetyPay, is a platform that enables eCommerce transactions in Latin American countries, and PagoEfectivo is the leading alternative payment platform and brand in Peru.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” included in our 2025 Annual Report.

Debt refinancing

On August 12, 2026, the Company refinanced portions of its existing Term Loan Facilities, with settlement of funds due on August 17, 2026. The refinancing transaction includes a new $650,871 Term Loan Facility and a new €478,421 Term Loan facility, each maturing in June 2030, under certain conditions. The proceeds of the new term loan facilities are being used to refinance an equivalent amount of the Company's existing term loan facilities.

In addition, the Company refinanced its existing Revolving Credit Facility with a new senior secured $372,500 revolving credit facility maturing in August 2031, under certain conditions. Refer to Note 7, Debt, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

One Big Beautiful Bill Act ("OBBBA")

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740, “Income Taxes”, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Consequently, the Company has evaluated all deferred tax balances under the newly enacted tax law and identified any changes required to its financial statements as a result of the OBBBA. The Company recognized a full valuation allowance against the US deferred tax assets during the year ended December 31, 2025, which mainly related to the enactment of this tax law. As of June 30, 2026, the Company continues to maintain a full valuation allowance against its U.S. deferred tax assets.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending.

In the prior year, the United States government has announced the imposition of tariffs on certain imported goods. While we have not yet experienced a significant impact due to our service-oriented business model, in the future there may be an increase in the cost of point of sale terminals, depending on where they are sourced. Further, in the prior and current year, the United States government has experienced shutdowns of non-essential federal programs and services, including the Department of Homeland Security ("DHS"). These disruptions may create near‑term uncertainty in U.S. economic conditions and could modestly affect transaction volumes in travel‑adjacent verticals or slow onboarding processes requiring U.S. government verification services. Further, another prolonged shutdown may adversely affect our US merchant base, potentially leading to reduced revenues and transaction volumes. We continue to monitor these economic conditions, as they may adversely impact our operations and financial results, however, at this time, we do not expect a material impact on our overall business performance.

Recent Company Initiatives and Events

Recent events

On May 8, 2026, Mr. Eli Nagler resigned from his position as a member of the Board. The Board, upon the recommendation of the Nominating and Corporate Governance Committee, appointed Mr. Ignacio Caride to fill the newly vacated directorship.

On February 26, 2026, Mr. Peter Rutland resigned from his position as a member of the Board but will continue to attend meetings of the Board in a non‑voting observer capacity. Concurrently, Mr. Matthew Bryant resigned from his position as a member of the Board and as a member of the Risk Oversight Committee.

In addition, on February 26, 2026, the Board approved an increase in the size of the Board from ten to twelve members, and, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, appointed each of Mr. Rupert Keeley, Mr. Peter Thompson, Ms. Karin Timpone, and Mr. Edward Wertheim to fill the open directorships. Effective February 27, 2026, Ms. Timpone will serve on the Risk Oversight Committee and the Nominating and Corporate Governance Committee, Mr. Thompson will serve on the Audit Committee and the Compensation Committee, and Mr. Keeley will serve on the Nominating and Corporate Governance Committee. In addition, effective February 27, 2026 the Board approved the appointment of Ms. Heiss to the chair of the

Audit Committee, Mr. Brooker to the chair of the Risk Oversight Committee, Mr. Jabbour to the chair of Compensation Committee, and Mr. Keeley to the chair of the Nominating and Governance Committee.

On October 30, 2025, Paysafe was notified by the New York Stock Exchange (“NYSE”) of its intent to commence delisting proceedings for the Company’s warrants due to an abnormally low selling price. On October 31, 2025, the NYSE suspended trading in the warrants effective immediately. The NYSE applied to the U.S. Securities and Exchange Commission to formally delist the warrants which became effective in November 2025. This action does not affect the Company’s common shares, which will continue to trade on the NYSE under the ticker symbol “PSFE.” The warrants expired on March 31, 2026 and no warrants remain outstanding.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•
For Merchant Solutions: Credit card and debit card transactions
•
For Digital Wallets: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard payments, and vouchers redeemed on merchant websites

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended June 30, 2026 and 2025:

	For the three months ended June 30, 2026
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume	$37,327	$6,626	$(270)	$43,683
Take Rate	0.7%	3.1%	1.9%	1.0%

	For the three months ended June 30, 2025
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume	$35,651	$6,581	$(419)	$41,813
Take Rate	0.7%	3.1%	1.2%	1.0%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume	$1,676	$45	$149	$1,870
Take Rate	0.0%	0.0%	0.7%	0.0%

The following table sets forth our gross dollar volume and take rate for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30, 2026
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume	$74,517	$13,682	$(590)	$87,609
Take Rate	0.6%	3.1%	1.7%	1.0%

	For the six months ended June 30, 2025
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume	$69,926	$12,527	$(789)	$81,664
Take Rate	0.6%	3.1%	1.2%	1.0%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume	$4,591	$1,155	$199	$5,945
Take Rate	0.0%	(0.0)%	0.5%	0.0%

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Segment Adjusted EBITDA is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•
It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•
It does not reflect changes in, or cash requirements for, our working capital needs;
•
It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
•
It does not reflect income tax payments we are required to make;
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•
Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended June 30, 2026 compared to three months ended June 30, 2025

The following table sets forth our results of operations for the three months ended June 30, 2026 and 2025:

	For the three months ended June 30,		Variance
(U.S. dollars in thousands)	2026	2025	$	%
Revenue	$447,444	$428,218	$19,226	4.5%
Cost of services (excluding depreciation and amortization)	203,675	190,180	13,495	7.1%
Selling, general and administrative	163,117	143,816	19,301	13.4%
Depreciation and amortization	68,426	67,582	844	1.2%
Impairment expense on goodwill and other assets	71	13	58	446.2%
Restructuring and other costs	24,489	5,897	18,592	315.3%
Loss on disposal of subsidiaries and other assets, net	369	176	193	109.7%
Operating (loss) / income	(12,703)	20,554	(33,257)	(161.8)%
Other expense, net	(3,788)	(6,714)	2,926	(43.6)%
Interest expense, net	(35,566)	(34,549)	(1,017)	2.9%
Loss before taxes	(52,057)	(20,709)	(31,348)	151.4%
Income tax expense	6,892	29,423	(22,531)	(76.6)%
Net loss	$(58,949)	$(50,132)	$(8,817)	17.6%

Revenue

Revenue increased by $19,226, or 4.5%, to $447,444 for the three months ended June 30, 2026, from $428,218 for the three months ended June 30, 2025. This increase is largely attributable to an increase of $13,825, or 6.0% in our Merchant Solutions segment mainly due to $12,500 in revenue generated from data licensing deals and higher volumes and growth in iGaming, which offset declines in revenue in other verticals. In addition, revenue in our Digital Wallets segment increased by $5,444, or 2.7% primarily due to growth in Latin America along with growth from PaysafeWallet in Europe, as well as favorable foreign exchange rates. This was partially offset by a decline in revenue in other geographies due to market conditions in certain verticals.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $13,495, or 7.1%, to $203,675 for the three months ended June 30, 2026 from $190,180 for the three months ended June 30, 2025. The increase is largely attributable to an increase in our Digital Wallets segment of $7,579 or 12.8%, due to a distributor commissions adjustment as well as growth in lower margin verticals and unfavorable foreign exchange rates. Additionally, cost of services increased by $5,959, or 4.4% in our Merchant Solutions segment mainly due to increased processing costs due to higher volumes and growth in iGaming, as well as an increase in residual expense due to the shift in revenue to lower margin verticals over the prior period.

Selling, general and administrative

Selling, general and administrative expenses increased $19,301, or 13.4%, to $163,117 for the three months ended June 30, 2026, from $143,816 for the three months ended June 30, 2025. This increase is primarily driven by an increase in share-based compensation of $11,380 mainly due to performance awards and one-time share award granted to a majority of the Company's employees in the first quarter, an increase in advertising and promotion of $7,070, and an increase in personnel costs of $4,379 mainly due to performance-based compensation. This is offset partly by a decrease in other expenses of $5,710 mainly due to the release of a previously recorded accrual in Merchant Solutions that was resolved during the quarter.

Depreciation and amortization

Depreciation and amortization increased $844, or 1.2%, to $68,426 for the three months ended June 30, 2026 compared to $67,582 for the three months ended June 30, 2025 mainly due to increased amortization on new intangible assets placed in service, offset partially by fully amortized acquired assets and customer relationships.

Impairment expense on goodwill and other assets

Impairment expense on goodwill and other assets remained relatively flat at $71 for the three months ended June 30, 2026. compared to $13 for the three months ended June 30, 2025.

Restructuring and other costs

Restructuring and other costs increased by $18,592, to $24,489 for the three months ended June 30, 2026 from $5,897 for the three months ended June 30, 2025. The increase was primarily driven by higher legal fees related to the securities litigation against the Company and indemnities provided by the Company in a related class action lawsuit of $15,514, an increase in transformation costs of $1,906 associated with projects to improve merchant platforms as well as finance and risk processes, and an increase in severance costs of $1,245.

Loss on disposal of subsidiaries and other assets, net

Loss on disposal of subsidiaries and other assets, net remained flat at $369 for the three months ended June 30, 2026 compared to $176 for the three months ended June 30, 2025.

Other expense, net

Other expense, net decreased by $2,926, or 43.6%, to $3,788 for the three months ended June 30, 2026 from $6,714 for the three months ended June 30, 2025. The decrease was primarily driven by an increased fair value gain on derivative instruments of $1,850 and decreased losses on foreign exchange.

Interest expense, net

Interest expense, net increased by $1,017, or 2.9%, to $35,566 for the three months ended June 30, 2026 from $34,549 for the three months ended June 30, 2025. The increase in interest expense, net was primarily due to an increase in the effective interest rates.

Income tax expense

Income tax expense decreased by $22,531, or 76.6%, to $6,892 for the three months ended June 30, 2026 from $29,423 for the three months ended June 30, 2025. The decrease was primarily driven by the recognition of a valuation allowance on UK tax losses and restricted interest expense carryforwards in the prior period.

Net loss

Net loss increased by $8,817, or 17.6% to $58,949 for the three months ended June 30, 2026 from $50,132 for the three months ended June 30, 2025. The increase in net loss was largely driven by an increase in restructuring and other costs, an increase in selling, general and administrative expenses and an increase in cost of services. This was largely offset by an increase in revenue and reduction in income tax expense, as explained above

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $2,190, or 2.1%, to $102,807 for the three months ended June 30, 2026 from $104,997 for the three months ended June 30, 2025. This decrease was primarily driven by increased cost of services of $13,495 and an increase in selling, general and administrative expenses (excluding share-based compensation) of $19,301, offset partially by increased revenue of $19,226, as described above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the three months ended June 30, 2026 and 2025:

	For the three months ended June 30,
(U.S. dollars in thousands)	2026	2025
Net loss	$(58,949)	$(50,132)
Income tax expense / (benefit)	6,892	29,423
Interest expense, net	35,566	34,549
Depreciation and amortization	68,426	67,582
Share-based compensation	22,155	10,775
Impairment expense on goodwill and other assets	71	13
Restructuring and other costs (1)	24,489	5,897
Loss on disposal of subsidiaries and other assets, net	369	176
Other expense, net (2)	3,788	6,714
Adjusted EBITDA	$102,807	$104,997

(1)
For the three months ended June 30, 2026, restructuring costs were $4,262, mainly consisting of transformation costs associated with finance and risk processes, and other costs were $20,227, which primarily consisted of legal costs associated with the securities litigation involving the Company and other indemnified parties. For the three months ended June 30, 2025, restructuring costs were $1,080, consisting of transformation costs associated with projects to improve merchant platforms as well as finance and risk processes, and other costs were $4,817 primarily consisting of legal costs.
(2)
As noted above, other expense, net, consists of foreign exchange gains and losses, fair value movement in contingent consideration receivable, gains on debt repurchases, fair value movement in derivative instruments, fair value movement in warrant liabilities and other. For the three months ended June 30, 2026, other expense, net includes a loss on foreign exchange of $4,631 and a fair value gain on derivative instruments of $1,044. For the three months ended June 30, 2025, other expense, net includes a loss on foreign exchange of $5,417 and a fair value loss on derivative instruments of $806.

Six months ended June 30, 2026 compared to six months ended June 30, 2025

The following table sets forth our results of operations for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,		Variance
(U.S. dollars in thousands)	2026	2025	$	%
Revenue	$890,167	$829,218	$60,949	7.4%
Cost of services (excluding depreciation and amortization)	396,349	364,361	31,988	8.8%
Selling, general and administrative	331,981	283,606	48,375	17.1%
Depreciation and amortization	138,779	135,851	2,928	2.2%
Impairment expense on goodwill and other assets	223	1,295	(1,072)	(82.8)%
Restructuring and other costs	33,330	13,682	19,648	143.6%
Loss / (gain) on disposal of subsidiaries and other assets, net	1,127	(450)	1,577	(350.4)%
Operating (loss) / income	(11,622)	30,873	(42,495)	(137.6)%
Other income / (expense), net	506	(5,891)	6,397	(108.6)%
Interest expense, net	(69,412)	(68,222)	(1,190)	1.7%
Loss before taxes	(80,528)	(43,240)	(37,288)	86.2%
Income tax expense	14,873	26,364	(11,491)	(43.6)%
Net loss	$(95,401)	$(69,604)	$(25,797)	37.1%

Revenue

Revenue increased $60,949, or 7.4%, to $890,167 for the six months ended June 30, 2026 from $829,218 for the six months ended June 30, 2025. This increase is largely attributable to an increase in revenue of $33,961, or 8.7% in our Digital Wallets segment primarily due to growth in Latin America along with growth from PaysafeWallet in Europe, as well as the impact of favorable foreign exchange rates, partially offset by a decline in revenue in other geographies due to market conditions in certain verticals. There was also an increase of $27,332, or 6.1% in our Merchant Solutions segment mainly due to higher volumes and growth in e-commerce, attributable to increased volumes in iGaming, as well as $19,467 in revenue generated from data licensing deals, offset partially by decreased revenue of $5,213 following the sale of the direct marketing payment processing business line.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $31,988, or 8.8%, to $396,349 for the six months ended June 30, 2026 from $364,361 for the six months ended June 30, 2025. The increase is largely attributable to an increase in our Digital Wallets segment of $18,765 or 16.7%, due to a distributor commissions adjustment, as well as growth in lower margin verticals and unfavorable foreign exchange rates. There was also an increase of $13,567 in our Merchant Solutions segments due to increased processing costs due to higher volumes and growth in e-commerce, as well as an increase in residual expense due to a shift in revenue to lower margin verticals, offset partially by decreased cost of services following the sale of the direct marketing payment processing business line.

Selling, general and administrative

Selling, general and administrative expenses increased $48,375, or 17.1%, to $331,981 for the six months ended June 30, 2026 from $283,606 for the six months ended June 30, 2025. This increase is primarily driven by an increase in share-based compensation of $21,292 mainly due to performance awards and a one-time share award granted to a majority of the Company's employees in the first quarter, an increase in advertising and promotion costs of $11,387, an increase in credit losses of $11,316, and an increase in personnel costs of $10,099 mainly due to performance-based compensation. This is partly offset by a decrease in other costs of $6,952 mainly driven by the release of a previously recorded accrual in Merchant Solutions that was resolved during the quarter and a decrease in severance costs of $5,581.

Depreciation and amortization

Depreciation and amortization increased $2,928, or 2.2%, to $138,779 for the six months ended June 30, 2026 compared to $135,851 for the six months ended June 30, 2025 mainly due to increased amortization on new intangible assets placed in service, offset partially by increased amortization on new intangible assets placed in service.

Impairment expense on goodwill and other assets

Impairment expense on goodwill and other assets decreased $1,072, to $223 for the six months ended June 30, 2026 from $1,295 for the six months ended June 30, 2025 as the prior period included an impairment charge of $638 related to a right of use asset for a leased office space following the disposal of the direct marketing payment processing business line.

Restructuring and other costs

Restructuring and other costs increased by $19,648, to $33,330 for the six months ended June 30, 2026 from $13,682 for the six months ended June 30, 2025. The increase was primarily driven by higher legal fees related to the securities litigation against the Company and indemnities provided by the Company in a related class action lawsuit of $17,599, an increase in severance costs of $1,966 as well as an increase in transformation costs of $692 associated with projects to improve merchant platforms as well as finance and risk processes.

Loss / (gain) on disposal of subsidiaries and other assets, net

Loss on disposal of subsidiaries and other assets, net was $1,127 for the six months ended June 30, 2026 compared to a gain of $450 for the six months ended June 30, 2025. The loss in the current period relates to the disposal of certain property, plant and equipment assets, while the gain in the prior period related to the disposal of the direct marketing payment processing business within the Merchant Solutions segment.

Other income / (expense), net

Other income, net was $506 for the six months ended June 30, 2026 compared to a net expense of $5,891 for the six months ended June 30, 2025. The change was primarily driven by a decrease in foreign exchange losses of $4,623, as well as a fair value gain on derivatives of $2,271 compared to a fair value loss of $1,657 in the prior period. This was offset partially by a relocation grant of $600 received in the prior period.

Interest expense, net

Interest expense, net increased by $1,190, or 1.7%, to $69,412 for the six months ended June 30, 2026 from $68,222 for the six months ended June 30, 2025. The increase in interest expense, net was primarily due to an increase in the effective interest rates.

Income tax expense

Income tax expense decreased $11,491, or 43.6%, to $14,873 for the six months ended June 30, 2026 from $26,364 for the six months ended June 30, 2025. The decrease was primarily due to the recognition of a valuation allowance on UK tax losses and restricted interest expense carryforwards recognized in the six months ended June 30, 2025.

Net loss

The Company had a net loss of $95,401 for the six months ended June 30, 2026 compared to a net loss of $69,604 for the six months ended June 30, 2025. The net loss was largely driven by an increase in restructuring and other costs, in addition to an increase in selling, general and administrative expenses and cost of services, offset partially by an increase in revenue and a decrease in income tax expense.

Adjusted EBITDA

Adjusted EBITDA for the Company increased $1,878, or 0.9%, to $202,045 for the six months ended June 30, 2026 from $200,167 for the six months ended June 30, 2025. This increase was primarily driven by increased revenue of $60,949, offset partially by increased cost of services of $31,988, and an increase in selling, general and administrative expenses (excluding share-based compensation) of $48,375, as described above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
(U.S. dollars in thousands)	2026	2025
Net loss	$(95,401)	$(69,604)
Income tax expense	14,873	26,364
Interest expense, net	69,412	68,222
Depreciation and amortization	138,779	135,851
Share-based compensation	40,208	18,916
Impairment expense on goodwill and other assets	223	1,295
Restructuring and other costs (1)	33,330	13,682
Loss / (gain) on disposal of subsidiaries and other assets, net	1,127	(450)
Other (income) / expense, net (2)	(506)	5,891
Adjusted EBITDA	$202,045	$200,167

(1)
For the six months ended June 30, 2026, restructuring costs were $7,075, mainly consisting of transformation costs associated with finance and risk processes, and other costs were $26,255, which primarily consisted of legal costs associated with the securities litigation involving the Company and other indemnified parties. For the six months ended June 30, 2025, restructuring costs were $4,590, consisting of transformation costs associated with projects to improve merchant platforms as well as finance and risk processes, and other costs were $9,092 primarily consisting of legal costs.
(2)
As noted above, other (income) / expense, net, consists of foreign exchange gains and losses, fair value movement in contingent consideration receivable, gains on debt repurchases, fair value movement in derivative instruments, fair value movement in warrant liabilities and other. For the six months ended June 30, 2026, other (income) / expense, net mainly includes a fair value gain on derivatives of $2,271 and a loss on foreign exchange of $780. For the six months ended June 30, 2025, other expense / (income), net includes a loss on foreign exchange of
$5,403 and a fair value loss on derivatives of $1,657. This was offset partially by a fair value gain on warrants of $512 and other gains of $841 consisting mainly of the receipt of a relocation grant.

Analysis by Segment

We operate in two operating segments: Merchant Solutions and Digital Wallets. Our reportable segments are the same as our operating segments. Segment Adjusted EBITDA is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Segment Adjusted EBITDA includes the revenues of the segment less operating expenses that are directly related to those revenues and an allocation of shared costs and excludes the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation expense, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net.

The Company allocates shared costs to the two segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

Three months ended June 30, 2026 compared to three months ended June 30, 2025

Merchant Solutions

The following table presents our results for the Merchant Solutions operating segment for the three months ended June 30, 2026 and 2025:

	For the three months ended June 30,		Variance
(U.S. dollars in thousands)	2026	2025	$	%
Revenue (1)	$246,070	232,245	13,825	6.0%
Cost of services (excluding depreciation and amortization) (1)	142,327	136,368	5,959	4.4%
Selling, general and administrative (2)	53,106	56,202	(3,096)	(5.5)%
Segment Adjusted EBITDA	$50,637	$39,675	$10,962	27.6%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

The commentary included below excludes amounts that are outside of our definition of Segment Adjusted EBITDA. Refer to the commentary of these amounts under “Results of Operations”.

Revenue increased by $13,825, or 6.0%, to $246,070 for the three months ended June 30, 2026 from $232,245 for the three months ended June 30, 2025. This increase was mainly due to $12,500 in revenue generated from data licensing deals and higher volumes and growth in iGaming, which offset declines in revenue in other verticals.

Cost of services (excluding depreciation and amortization) increased by $5,959 or 4.4% to $142,327 for the three months ended June 30, 2026 from $136,368 for the three months ended June 30, 2025. The increase was mainly due to increased processing costs due to higher volumes and growth in iGaming, as well as an increase in residual expense due to the shift in revenue to lower margin verticals over the prior period.

Selling, general and administrative decreased by $3,096, or 5.5%, to $53,106 for the three months ended June 30, 2026 from $56,202 for the three months ended June 30, 2025. This is mainly due to a decrease in other expenses of $5,778 mainly due to the release of a previously recorded accrual that was resolved during the quarter, a decrease in personnel costs of $1,922 driven by a decline in performance-based compensation and reduced headcount following the sale of the direct marketing payment processing business line. The decrease was offset partially by an increase in advertising and promotion costs of $3,752 and an increase in credit losses of $1,450.

Segment Adjusted EBITDA increased by $10,962, or 27.6%, to $50,637 for the three months ended June 30, 2026 from $39,675 for the three months ended June 30, 2025, due to variances explained above.

Digital Wallets

The following table presents our results for the Digital Wallets operating segment for the three months ended June 30, 2026 and 2025:

	For the three months ended June 30,		Variance
(U.S. dollars in thousands)	2026	2025	$	%
Revenue (1)	$206,599	201,155	5,444	2.7%
Cost of services (excluding depreciation and amortization) (1)	66,573	58,994	7,579	12.8%
Selling, general and administrative (2)	65,154	59,497	5,657	9.5%
Segment Adjusted EBITDA	$74,872	$82,664	$(7,792)	(9.4)%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

Revenue increased by $5,444, or 2.7%, to $206,599 for the three months ended June 30, 2026 from $201,155 for the three months ended June 30, 2025. This increase was primarily due to growth in Latin America along with growth from PaysafeWallet in Europe, as well as the impact of favorable foreign exchange rates, partially offset by a decline in revenue in other geographies due to market conditions in certain verticals.

Cost of services (excluding depreciation and amortization) increased by $7,579, or 12.8%, to $66,573 for the three months ended June 30, 2026 from $58,994 for the three months ended June 30, 2025. The increase is due to a distributor commissions adjustment, as well as growth in lower margin verticals and unfavorable foreign exchange rates.

Selling, general and administrative increased by $5,657, or 9.5%, to $65,154 for the three months ended June 30, 2026 from $59,497 for the three months ended June 30, 2025. The increase is due to an increase in advertising and promotion costs of $3,330, and an increase in personnel costs of $2,408 mainly driven by performance-based compensation.

Segment Adjusted EBITDA decreased by $7,792, or 9.4%, to $74,872 for the three months ended June 30, 2026 from $82,664 for the three months ended June 30, 2025, due to variances explained above.

Six months ended June 30, 2026 compared to six months ended June 30, 2025

Merchant Solutions

The following table presents our results for the Merchant Solutions operating segment for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,		Variance
(U.S. dollars in thousands)	2026	2025	$	%
Revenue (1)	$477,363	450,031	27,332	6.1%
Cost of services (excluding depreciation and amortization) (1)	274,998	261,431	13,567	5.2%
Selling, general and administrative (2)	123,619	119,479	4,140	3.5%
Segment Adjusted EBITDA	$78,746	$69,121	$9,625	13.9%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

The commentary included below excludes amounts that are outside of our definition of Segment Adjusted EBITDA. Refer to the commentary of these amounts under “Results of Operations”.

Revenue increased by $27,332, or 6.1%, to $477,363 for the six months ended June 30, 2026 from $450,031 for the six months ended June 30, 2025. This increase was mainly due to higher volumes and growth in e-commerce, attributable to increased volumes in iGaming, as well as $19,467 in revenue generated from data licensing deals, offset partially by decreased revenue of $5,213 following the sale of the direct marketing payment processing business line.

Cost of services (excluding depreciation and amortization) increased by $13,567, or 5.2%, to $274,998 for the six months ended June 30, 2026 compared to $261,431 for the six months ended June 30, 2025. This increase is due to increased processing costs as a result of higher volumes and growth in e-commerce, as well as an increase in residual expense due to a shift in revenue to lower margin verticals. This was partially offset by decreased cost of services following the sale of the direct marketing payment processing business line.

Selling, general and administrative increased by $4,140, or 3.5%, to $123,619 for the six months ended June 30, 2026 from $119,479 for the six months ended June 30, 2025. This increase is due to an increase in credit losses of $11,261, and an increase in advertising and promotion costs of $4,967, offset partially by a decrease of $5,503 in personnel costs driven by performance-based compensation, and a decrease in other expenses of $5,899 mainly due to the release of a previously recorded accrual that was resolved during the quarter.

Segment Adjusted EBITDA increased by $9,625, or 13.9%, to $78,746 for the six months ended June 30, 2026 from $69,121 for the six months ended June 30, 2025, due to variances explained above.

Digital Wallets

The following table presents our results for the Digital Wallets operating segment for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,		Variance
(U.S. dollars in thousands)	2026	2025	$	%
Revenue (1)	$422,683	388,722	33,961	8.7%
Cost of services (excluding depreciation and amortization) (1)	131,230	112,465	18,765	16.7%
Selling, general and administrative (2)	121,641	111,049	10,592	9.5%
Segment Adjusted EBITDA	$169,812	$165,208	$4,604	2.8%

(1)
Amount includes intersegment transactions that are attributable to the segment. Intersegment transactions are primarily for processing credit card transactions and deposits between segments.
(2)
Selling, general and administrative excludes share-based compensation costs which are not included in our definition of Segment Adjusted EBITDA.

Revenue increased by $33,961, or 8.7%, to $422,683 for the six months ended June 30, 2026 from $388,722 for the six months ended June 30, 2025. This increase was primarily due to growth in Latin America along with growth from PaysafeWallet in Europe, as well as the impact of favorable foreign exchange rates, partially offset by a decline in revenue in other geographies due to market conditions in certain verticals.

Cost of services (excluding depreciation and amortization) increased by $18,765, or 16.7%, to $131,230 for the six months ended June 30, 2026 from $112,465 for the six months ended June 30, 2025. The increase is due to a distributor commissions adjustment as well as growth in lower margin verticals and unfavorable foreign exchange rates

Selling, general and administrative increased by $10,592, or 9.5%, to $121,641 for the six months ended June 30, 2026 from $111,049 for the six months ended June 30, 2025. The increase is due to an increase in advertising and promotion costs of $6,225, and an increase in personnel costs of $5,894 driven by an increase in performance-based compensation, offset partially by a decrease in severance of $2,610.

Segment Adjusted EBITDA increased by $4,604, or 2.8%, to $169,812 for the six months ended June 30, 2026 from $165,208 for the six months ended June 30, 2025, due to variances explained above.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our gaming operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallets businesses experience increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps or caps. Interest rate swaps convert floating rates to fixed, and interest rate caps limit the potential impact of rising interest rates.

As of June 30, 2026, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $12.9 million unfavorable impact and a decrease of 100 basis points would result in a $12.9 million favorable impact on annualized net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2025, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $13.2 million unfavorable impact and a decrease of 100 basis points would result in a $13.2 million favorable impact. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Peruvian Soles, Canadian Dollar, and Swiss Franc. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. During the six months ended June 30, 2026, our Digital Wallets segment was impacted by favorable foreign exchange.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of June 30, 2026, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $1.8 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

As of December 31, 2025, had the U.S. dollar strengthened by 10% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $8.1 million. A weakening of the U.S. dollar by 10% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury and Risk functions.

Settlement receivables primarily relate to receivables from third party payment institutions , as well as receivables from distribution partners arising in our Digital Wallets business. These receivables are closely monitored on an ongoing basis. The Digital Wallets business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of June 30, 2026 was $158,817. As of December 31, 2025 we had drawn down $226,184 on our revolving credit facility.

As of June 30, 2026, and December 31, 2025, the total principal amount of our external borrowings was $2,526,545 and $2,639,448, respectively. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during December 31, 2025 and for the six months ended June 30, 2026.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of June 30, 2026, and December 31, 2025, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital in addition to our other sources of liquidity. As of June 30, 2026 and December 31, 2025, we had $226,162 and $250,168 in cash and cash equivalents. Furthermore, we had $146,183 available under our Revolving Credit Facility as of June 30, 2026. We had $78,816 available under our Revolving Credit Facility as of December 31, 2025.

In addition to our cash and cash equivalents on our unaudited condensed consolidated statements of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Share Repurchase Program

For further discussion regarding our Share Repurchase Program, refer to Note 11, Share Repurchase Program, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

Debt

For further discussion regarding our debt facilities, refer to Note 7, Debt, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

As market conditions warrant, we and/or certain equity holders, Blackstone, CVC and/or our respective affiliates, may from time to time seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us.

Cash Flow

Operating Activities

Net cash flows provided by operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; share-based compensation expense; other (expense)/income, net; impairment expense on goodwill and intangible assets; allowance for credit losses; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net, prepaid expenses, other current assets, accounts payable, other liabilities, and income tax receivable / payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net and accounts payable.

Net cash flows from operating activities decreased by $2,892 to $89,173 for the six months ended June 30, 2026 from $92,065 for the six months ended June 30, 2025. The key reason for the decrease is due to increased restructuring and other costs, as well as advertising and promotion costs, in addition to an increases in interest paid and outflows from working capital. This is offset partially by an increase in revenue and realized foreign exchange gains.

For the six months ended June 30, 2026 net cash flows provided by operating activities of $89,173 primarily consists of a net loss of $95,401, adjusted for non-cash items of $213,172, largely driven by depreciation and amortization of $138,779, share-based compensation of $40,208, and allowance for credit losses of $27,943. This was partially offset by net cash outflows of $28,598 from working capital.

For the six months ended June 30, 2025 net cash flows provided by operating activities of $92,065 primarily consists of a net loss of $69,604, adjusted for non-cash items of $188,244, largely driven by depreciation and amortization of $136,753, share-based compensation of $18,916, interest expense, net of $10,160, allowance for credit losses of $17,333, a deferred tax expense of $8,294 and impairment on goodwill and other assets of $1,295, offset by unrealized foreign exchange gains of $9,146. This was partially offset by net cash outflows of $26,575 from working capital.

Investing Activities

Net cash used in investing activities decreased $3,104 to $59,155 for the six months ended June 30, 2026 from $62,259 for the six months ended June 30, 2025. This decrease is primarily attributed to a net inflow from merchant reserves of $638 in the current period compared to a net outflow of $4,243 in the prior period, and a decrease in purchases of property, plant and equipment of $5,854, offset partially by an increase in other intangible asset expenditures of $4,712, and lower receipts under derivative financial instruments. The prior year also benefited from a cash inflow of $1,948 associated with the sale of the direct marketing payment processing business line.

Financing Activities

Net cash used in financing activities decreased $25,348 to $140,953 for the six months ended June 30, 2026 from $166,301 for the six months ended June 30, 2025. The decrease primarily resulted from the movement in settlement funds – merchant and customers, net, and a decrease in purchases of treasury shares offset partially by increased repayments on loans and borrowings.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statements of Financial Position, in customer accounts and other restricted cash, net which is presented as part of cash, cash equivalents, customer accounts and other restricted cash, net as reported in the Consolidated Statements of Cash Flows.

The Company also has a corresponding liability to its customers recognized in our Consolidated Statements of Financial Position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented net within financing activities (collectively "Settlement funds - merchant and customer, net"). The current year outflow in Settlement funds - merchant and customers, net is consistent with the decline in customer accounts and other restricted cash, net.

Borrowings and repayments on all facilities were $522,965 and $602,041, respectively, for the six months ended June 30, 2026 and $487,323 and $448,387, respectively for the six months ended June 30, 2025.

We believe that our current level of cash and borrowing capacity under debt facilities, in addition to future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the unaudited condensed consolidated financial statements included elsewhere in this Report.

Critical Accounting Estimates

There have been no material changes in our critical accounting estimates during the six months ended June 30, 2026. A detailed discussion of our critical accounting estimates is included within our 2025 Annual Report.